Exhibit 99.2

Dear Colleagues,

Today is a significant day in the history of NPS Pharma. A few moments ago we announced that we have entered into a merger agreement with Shire for $46 per share. This transaction of over $5 billion is a true testament to the value that each one of you has created through your outstanding contributions and steadfast commitment to NPS Pharma and the patients we serve.

Together we have built a great company:

•                  We have created significant value for patients with rare diseases by delivering Gattex/Revestive to patients with Short Bowel Syndrome (SBS); we have advanced Natpara for the treatment of Hypoparathyroidism, which has an FDA PDUFA date of January 24th. In addition, we have initiated the development of NPSP795 for patients with Autosomal Dominant Hypocalcemia (ADH).

•                  We have created significant value for our shareholders. Since we turned around NPS Pharma in 2008, and thanks to your superb contributions, our stock price has increased from less than $4 per share to our announced deal price of $46 dollars per share and our market capitalization has increased from $180 million to over $5 billion.

While we were fully committed to executing our 10 in 10 aspiration, we were presented with an offer from Shire that our Board of Directors believes is in the best interest of our shareholders and ensures that our products will continue to transform the lives of patients with SBS, Hypoparathyroidism and ADH worldwide. The decision to be acquired by Shire was certainly not an easy one and came after a very thoughtful and comprehensive process.

As you know, Shire shares our passion for developing treatments for patients with rare diseases. They have an impressive portfolio of products addressing rare diseases as well as marketed products treating Neuroscience and GI disorders.

Today marks an important step for both of our companies, but it is merely the first step. We expect the transaction to be completed in the first quarter of 2015 pending regulatory review and the satisfaction of customary closing conditions. Until that time, we will continue to operate as an independent company.

I am counting on each and every one of you to remain focused on the important work that you are accountable for, because our patients are still counting on us. I know this announcement will generate questions and concerns. The Executive Team and I will do our best to address them. In addition, we will ensure that the transition phase between signing the agreement and closing the transaction causes as little disruption as possible. Your Executive Team is here to support you and we are all available to you whenever you need us.

A copy of the press release announcing the transaction as well as an FAQ are attached to this email.  We will hold a town hall meeting Monday, January 12 at 10:30 AM EST / 15:30 GMT in Alps/Himalaya/Teton conference rooms in Bedminster.  For those off-site, there will be a dial-in #: 877-576 3758 (US/Canada) or +1-443-877-4073 (International), no password is needed, and a live webcast of the meeting available at the following link.

Change is never easy and all of us may experience a range of emotions in the coming days and weeks, but you have demonstrated over and over again outstanding commitment and professionalism.  While I may not be able to answer all of your questions right away, I will keep you informed in a timely fashion.

It has been and continues to be a privilege working with you.

Sincerely,

Francois

Important Information for Investors and Security Holders

The tender offer for the outstanding common stock of NPS Pharmaceuticals has not yet commenced. This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the Securities and Exchange Commission (the “SEC”) by a subsidiary of Shire plc, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by NPS Pharmaceuticals.  The tender offer will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO.  INVESTORS AND STOCKHOLDERS OF NPS PHARMACEUTICALS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AND ANY AMENDMENTS OR SUPPLEMENTS THERETO, AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials will be sent free of charge to NPS Pharmaceuticals stockholders when available, and may also be obtained by contacting NPS Pharmaceuticals’ Investor Relations Department at NPS Pharmaceuticals, 550 Hills Drive #310, Bedminster Township, NJ 07921, telephone number (908) 450-5300 or from NPS Pharmaceuticals’ website, www.npsp.com. In addition, all of these materials (and all other tender offer documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.